Exhibit 4.12
DESCRIPTION OF AXIS CAPITAL HOLDINGS LIMITED’S SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following is a brief description of the securities of AXIS Capital Holdings Limited (“AXIS Capital”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description of the terms of our stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Bermuda Companies Act of 1981, as amended (the “Companies Act”), and the Certificate of Incorporation and Memorandum of Association of AXIS Capital, the Amended and Restated Bye-laws of AXIS Capital (the “bye-laws”), the Certificate of Designations creating the Series E Preferred Shares, which is included as an exhibit to the Annual Report on Form 10-K of AXIS Capital for the year ended December 31, 2024 and the form of depositary receipts evidencing the depositary shares. As used herein, “we,” “us” and “our” refer to AXIS Capital and not any of our subsidiaries. As of December 31, 2024, our common shares, par value $0.0125 per share, and our Depositary Shares (“depositary shares”), each representing a 1/100th interest in a 5.50% Series E Preferred Share, par value $0.0125 per share (“Series E Preferred Shares”), were the only classes of our securities registered under Section 12 of the Exchange Act.
General
We are authorized to issue up to an aggregate of 800,000,000 shares, par value $0.0125 per share.
Common Shares
Except as described below, our common shares have no pre-emptive rights or other rights to subscribe for additional common shares, no rights of redemption, conversion or exchange and no sinking fund rights.
Dividends
Holders of our common shares are entitled to receive dividends as may be lawfully declared from time to time by our board of directors.
Winding-Up or Distribution
In the event of winding-up or distribution, the holders of our common shares are entitled to receive at least the pro-rata portion of any cash distributed, if any remains after the payment of all our debts and liabilities and the liquidation preference of any outstanding preference shares.
Voting Rights
In general, and except as provided below, shareholders have one vote for each share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders.
However, pursuant to a mechanism specified in our bye-laws, the voting rights exercisable by a shareholder may be limited. In any situation in which the “controlled shares” (as defined below) of a “United States person” (as defined in the Internal Revenue Code of 1986, as amended, hereinafter referred to as the “Code”) would constitute 9.5% or more of the votes conferred by the issued shares and such United States person would generally be required to recognize income with respect to AXIS Capital under Section 951(a)(1) of the Code, if AXIS Capital were a controlled foreign corporation as defined in Section 957 of the Code and if the ownership threshold under Section 951(b) of the Code were 9.5%, the voting rights exercisable by a shareholder with respect to such shares shall be reduced to the extent necessary so that no United States person is deemed to hold 9.5% or more of the voting power conferred by our shares. In addition, the voting power for a “Direct Foreign Shareholder Group” (as defined below) shall be reduced so that no Direct Foreign Shareholder Group is deemed to hold 9.5% or more of the voting power conferred by our shares. Our board of directors may also limit a shareholder’s voting rights where it deems it necessary to do so to avoid adverse tax, legal or regulatory consequences. “Controlled shares” includes, among other things, all shares of AXIS Capital that a United States person owns directly, indirectly or constructively (within the meaning of Section 958 of the Code). A “Direct Foreign Shareholder Group” includes a shareholder or group of

Exhibit 4.12
commonly controlled shareholders that are not United States persons. This provision will not apply if a shareholder owns greater than 75% of our issued and outstanding shares.
We also have the authority under our bye-laws to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be limited pursuant to the bye-laws. If a shareholder fails to respond to our request for information or submits incomplete or inaccurate information in response to a request by our board of directors, our board of directors may, in their sole discretion, eliminate the shareholder’s voting rights.
Preference Shares
From time to time, pursuant to the authority granted by our bye-laws to issue shares up to the amount of our authorized share capital, our board of directors may create and issue one or more series of preference shares having such preferred, deferred or other special rights or such restrictions, whether in regard to dividends, voting, return of capital or otherwise, as we may by resolution of the shareholders determine.
Pre-emptive Rights
No holder of preference shares, solely by reason of such holding, has or will have any pre-emptive right to subscribe to any additional issue of shares of any class or series or to any security convertible into such shares.
Bye-laws
In addition to the provisions described above, the following provisions are a summary of some of the other important provisions of our bye-laws.
Our Board of Directors. Our bye-laws provide that our board of directors shall consist of between 9 and 16 members, or such number as determined by the shareholders. The current board of directors is divided into three classes. Each director serves a three-year term, with termination staggered according to class. Shareholders may only remove a director for cause at an annual general meeting by the affirmative vote of shareholders holding a majority of the aggregate voting power of all of our issued and outstanding shares; provided that the notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention to do so and shall be provided to that director at least 14 days before that meeting. Such vacancy may be filled by the shareholders at the meeting at which such director is removed. Vacancies on the board of directors can be filled by the board of directors if the vacancy occurs as a result of death, disability, disqualification or resignation of a director, from an increase in the size of the board of directors or from a vacancy left unfilled at a general meeting.
Shareholder Action. At the commencement of any general meeting, two or more persons present in person and representing, in person or by proxy, more than 50% of the aggregate voting power of our shares shall constitute a quorum for the transaction of business. In general, any questions proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the bye-laws. In addition, most actions that may be approved by resolution of our shareholders in a general meeting may, without a meeting, be approved by a resolution in writing signed by all of the shareholders entitled to attend such meeting and vote on the resolution.
Voting of Subsidiary Shares. If we are required or entitled to vote at a general meeting of any of our direct subsidiaries on matters other than appointment, removal and remuneration of auditors, approval of financial statements and reports thereon and remuneration of directors during any period in which the voting rights of any of our shares are adjusted pursuant to our bye-laws, our directors must refer the subject matter of the vote to our shareholders on a poll and seek authority from our shareholders as to how they should vote on the resolution proposed by the subsidiary. Substantially similar provisions are contained in the bye-laws or equivalent governing documents of most of our non-U.S. subsidiaries.
Amendment. Our bye-laws may only be amended by a resolution adopted by our board of directors and by resolution of our shareholders.

Exhibit 4.12
Restrictions on Transfer of Shares
Our board of directors may decline to register a transfer of any common shares or preference shares (1) if it appears to the board of directors, in its sole and reasonable discretion, after taking into account the limitations on voting rights contained in our bye-laws, that any non-de minimis adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any of our shareholders or their affiliates may occur as a result of such transfer or (2) subject to any applicable requirements of the New York Stock Exchange (“NYSE”), if a written opinion from counsel supporting the legality of the transaction under U.S. securities laws has not been provided or if any required governmental approvals have not been obtained.
Acquisition of Shares by Us
Under our bye-laws and subject to Bermuda law, if our board of directors determines that any shareholder’s ownership of common shares or preference shares may result in non-de minimis adverse tax, legal or regulatory consequences to us, any of our subsidiaries or any of our shareholders or their affiliates, we have the option, but not the obligation, to require such shareholder to sell to us or to a third party to whom we assign the repurchase right the minimum number of common shares or preference shares that is necessary to avoid or cure any such adverse consequences at a price determined in the good faith discretion of the board of directors to represent the shares’ fair market value.
Issuance of Shares
Subject to our bye-laws and Bermuda law, our board of directors has the power to issue any of our unissued common shares or preference shares as it determines, including the issuance of any common shares or class or series of shares with preferred, deferred or other special rights.
The restrictions on transfer, voting restrictions, right to acquire shares and right to issue additional shares or a new class or series of shares described above may have the effect of delaying, deferring or preventing a change in control of AXIS Capital.
Anti-Takeover Provisions and Insurance Regulations Concerning Change of Control
Some of the provisions of our bye-laws as well as some insurance regulations concerning change of control could delay or prevent a change of control.
Listing
Our common shares are listed on the NYSE under the trading symbol “AXS.”
Transfer Agent and Registrar
The transfer agent and registrar for the common shares is Computershare Trust Company, N.A., whose principal executive office is located at 150 Royall Street, Suite 101, Canton, Massachusetts 02021.

Exhibit 4.12
Series E Preferred Shares
General
The Series E Preferred Shares rank senior to our junior stock (as defined under “—Dividends”) and equally with each other series of our parity stock, if any (as defined under “—Dividends”) with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding-up. At present, we have no issued shares that are senior to the Series E Preferred Shares with respect to payment of dividends and distribution of assets upon our liquidation, dissolution or winding-up.
The depositary is the sole holder of Series E Preferred Shares. The holders of depositary shares are required to exercise their proportional rights in the Series E Preferred Shares through the depositary, as described in “Description of Depositary Shares.”
Our board of directors may from time to time create and issue new junior shares and parity shares of other series without the approval of the holders of the Series E Preferred Shares and fix their relative rights, preferences and limitations.
We are generally able to pay dividends and distributions upon liquidation, dissolution or winding-up only out of lawfully available funds for such payment (i.e., after satisfaction of indebtedness and other non-equity claims). The Series E Preferred Shares are fully-paid and nonassessable.
Holders of the depositary shares and the Series E Preferred Shares represented thereby do not have preemptive or subscription rights to acquire more of our capital stock.
The Series E Preferred Shares are not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of ours or our property or assets. The Series E Preferred Shares have no stated maturity and are not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other obligation of ours to redeem, repurchase or retire the Series E Preferred Shares.
Dividends
Dividends on the Series E Preferred Shares are non-cumulative. Consequently, if our board of directors does not authorize and declare a dividend for any dividend period, holders of the Series E Preferred Shares are not entitled to receive a dividend for such period, and such undeclared dividend will not accumulate and will not be payable. We have no obligation to pay dividends for a dividend period after the dividend payment date for such period if our board of directors has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Series E Preferred Shares.
Holders of Series E Preferred Shares are entitled to receive, only when, as and if declared by our board of directors, out of funds legally available for the payment of dividends under Bermuda law, non-cumulative cash dividends from and including the original issue date, quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2017, without accumulation of any undeclared dividends. To the extent declared, these dividends will accumulate, with respect to each dividend period, in an amount per share equal to 5.50% of the liquidation preference per annum (equivalent to $137.50 per Series E Preferred Share and $1.375 per depositary share). In the event that we issue additional Series E Preferred Shares after the original issue date, to the extent declared, dividends on such additional Series E Preferred Shares may accumulate from and including the original issue date or any other date we specify at the time such additional Series E Preferred Shares are issued.
Dividends are payable to holders of record of the Series E Preferred Shares as they appear in our register of members on the applicable record date, which shall be the fifteenth day of the month preceding that dividend payment date or such other record date fixed by our board of directors that is not more than 60 nor less than 10 days prior to such dividend payment date. These dividend record dates apply regardless of whether a particular dividend record date is a business day. The corresponding dividend record dates for the depositary shares is the same as the dividend record dates for Series E Preferred Shares. As used herein, “business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.

Exhibit 4.12
A dividend period is the period from and including a dividend payment date to, but excluding, the next dividend payment date. Dividends payable on the Series E Preferred Shares are computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day after the original dividend payment date, and no additional dividends will accumulate on the amount so payable from such date to such next succeeding business day.
Upon the payment of any dividends on the Series E Preferred Shares, holders of depositary shares receive a related proportionate payment. See “Depositary Shares—Dividends and Other Distributions.”
So long as any Series E Preferred Shares remain outstanding for any dividend period, unless the full dividends for the latest completed dividend period on all outstanding Series E Preferred Shares and any parity stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside:
•no dividend shall be paid or declared on our common shares or any other shares of our junior stock, other than a dividend payable solely in our common shares or other junior stock; and
•no common shares or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (1) as a result of a reclassification of junior stock for or into other junior stock or the exchange or conversion of one share of junior stock for or into another share of junior stock, (2) through the use of the proceeds of a substantially contemporaneous sale of junior stock) or (3) as required by or necessary to fulfill the terms of any employment contract, benefit plan or similar arrangement with or for the benefit of one or more employees, directors or consultants.
When dividends are not paid or duly provided for in full on any dividend payment date upon the Series E Preferred Shares and any shares of parity stock, all dividends declared upon the Series E Preferred Shares and all such parity stock and payable on such dividend payment date shall be declared on a pro rata basis so that the respective amounts of such dividends shall bear the same ratio to each other as the full amount of dividends payable on the outstanding Series E Preferred Shares for such dividend period and the accumulated and unpaid dividends, or the full amount of dividends payable for such dividend period in the case of non-cumulative preferred stock, on all such parity stock bear to each other. In the case of any parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series E Preferred Shares, the measurement date for such parity stock shall be the dividend payment date falling within the related dividend period for the Series E Preferred Shares.
As used herein, “junior stock” means any class or series of our capital stock that ranks junior to the applicable securities either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of AXIS Capital. Junior stock includes our common shares.
As used herein, “parity stock” means any class or series of our capital stock that ranks equally with the applicable securities as to payment of dividends and the distribution of assets on any liquidation, dissolution or winding-up of AXIS Capital. As of December 31, 2024, there is no series of our capital stock that would be considered parity stock with the Series E Preferred Shares.
Certain Restrictions on Payment of Dividends
AXIS Capital is a holding company and has no direct operations. The ability of AXIS Capital to pay dividends or distributions depends almost exclusively on the ability of its subsidiaries to pay dividends or distributions to AXIS Capital.
Our operating subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends or distributions. For example, under the Insurance Act 1978 of Bermuda, dividends by a class 4 insurer, such as AXIS Specialty Limited, exceeding 25% of statutory capital and surplus are prohibited unless the insurer files (at least seven days before payment of such dividends) with the Bermuda Monetary Authority an affidavit signed by two directors and the principal representative of the insurer declaring that the insurer will remain in compliance with the solvency margin and liquidity requirements of the Insurance Act 1978 after payment of such dividend.
The Bermuda Monetary Authority has issued notice to AXIS Specialty Limited that it will act as group supervisor and that it has designated AXIS Specialty Limited as the ‘designated insurer’ of the AXIS group of insurance companies. In accordance with the Group Supervision Rules and the Group Solvency Rules, the AXIS

Exhibit 4.12
insurance group is required to prepare and submit annual audited group GAAP financial statements, annual group statutory financial statements, an annual group statutory financial return, an annual group capital and solvency return and quarterly group unaudited financial returns.
Under Bermuda law, we are not permitted to pay dividends on our securities (even if such dividends have been previously declared) if there are reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due; or the realizable value of our assets would thereby be less than our liabilities or that we are or would after such payment be in breach of the Insurance Act 1978, the Group Solvency Rules, including the Group Enhanced Capital Requirement contained within the Group Solvency Rules, or under such other applicable rules and regulations as may from time to time be issued by the Bermuda Monetary Authority (or any successor agency or then-applicable regulatory authority) pursuant to the terms of the Insurance Act 1978, or any successor legislation.
Liquidation Rights
Upon any voluntary or involuntary liquidation, dissolution or winding-up of AXIS Capital, holders of the Series E Preferred Shares are entitled to receive out of our assets legally available for distribution to shareholders, after satisfaction of indebtedness and other non-equity claims, if any, a liquidation preference in the amount of $2,500 per Series E Preferred Share (equivalent to $25 per depositary share), plus declared and unpaid dividends, if any, to, but excluding, the date fixed for distribution, without accumulation of any undeclared dividends, before any distribution of assets is made to holders of our common shares, or any of our other shares of stock ranking junior to the Series E Preferred Shares. Holders of the Series E Preferred Shares will not be entitled to any other amounts from us after they have received their full liquidation preference.
In any such distribution, if our assets are not sufficient to pay the liquidation preference in full to all holders of the Series E Preferred Shares and all holders of parity stock, if any, the amounts paid to the holders of the Series E Preferred Shares and to the holders of parity stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. If the liquidation preference has been paid in full to all holders of the Series E Preferred Shares and any holders of parity stock, the holders of our other capital stock shall be entitled to receive all of our remaining assets according to their respective rights and preferences.
A consolidation, amalgamation, merger, arrangement or reconstruction involving AXIS Capital or the sale or transfer of all or substantially all of the shares of capital stock or the property or business of AXIS Capital will not be deemed to constitute a liquidation, dissolution or winding-up of AXIS Capital.
Redemption
Under Bermuda law, the source of funds that may be used by a company to pay amounts to shareholders on the redemption of their shares in respect of the nominal or par value of their shares is limited to (1) the capital paid up on the shares being redeemed, (2) funds of the company otherwise available for payment of dividends or distributions or (3) the proceeds of a new issuance of shares made for purposes of the redemption, and in respect of the premium over the nominal or par value of their shares is limited to (a) funds otherwise available for dividends or distributions or (b) out of the company’s share premium account before the redemption date.
Under Bermuda law, no redemption may be made by us if there are reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due; or the realizable value of our assets would thereby be less than our liabilities or that we are or would after such payment be in breach of the Insurance Act 1978, the Group Solvency Rules, including the Group Enhanced Capital Requirement contained within the Group Solvency Rules, or under such other applicable rules and regulations as may from time to time be issued by the Bermuda Monetary Authority (or any successor agency or then-applicable regulatory authority) pursuant to the terms of the Insurance Act 1978, or any successor legislation.
Our ability to effect a redemption of the Series E Preferred Shares is subject to regulatory approval.
Our ability to effect a redemption of the Series E Preferred Shares may be subject to the performance of our subsidiaries. Distribution to us from our insurance subsidiaries will also be subject to applicable insurance laws and regulatory constraints.
The Series E Preferred Shares are not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions. The Series E Preferred Shares are not redeemable prior to November 7,

Exhibit 4.12
2021, except as described below. The Series E Preferred Shares are redeemable at our option, in whole or in part, upon not less than 30 nor more than 60 days, prior written notice, at a redemption price equal to $2,500 per Series E Preferred Share (equivalent to $25 per depositary share), plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends:
(i) at any time following the occurrence of a tax event (as defined below);
(ii) at any time within 90 days following the occurrence of the date (a “capital redemption trigger date”) on which we have reasonably determined that, as a result of (a) any amendment to, or change in, the laws or regulations of Bermuda that is enacted or becomes effective after the initial issuance of the Series E Preferred Shares; (b) any proposed amendment to, or change in, those laws or regulations that is announced or becomes effective after the initial issuance of the Series E Preferred Shares; or (c) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the Series E Preferred Shares, a “capital disqualification event” (as defined below) has occurred; provided that any such redemption in part may only be made if (x) we have reasonably determined that the portion of the Series E Preferred Shares to be redeemed are the subject of the capital disqualification event and (y) after giving effect to such redemption, we have reasonably determined that a capital disqualification event will not exist with respect to the then-outstanding Series E Preferred Shares and such redemption will not result in the suspension or removal of the Series E Preferred Shares from NYSE listing; and
(iii) on and after November 7, 2021.
As used herein, “tax event” means a “change in tax law” that, in our reasonable determination, results in a substantial probability that we or any entity formed by a consolidation, merger or amalgamation involving us or the entity to which we convey, transfer or lease substantially all our properties and assets would be required to pay any additional amounts (as defined below) with respect to the applicable securities.
As used herein, “change in tax law” means (a) a change in or amendment to laws, regulations or rulings of any relevant taxing jurisdiction (as defined below), (b) a change in the official application or interpretation of those laws, regulations or rulings, (c) any execution of or amendment to any treaty affecting taxation to which any relevant taxing jurisdiction is party after the date of the prospectus supplement relating to the applicable securities, or (d) a decision rendered by a court of competent jurisdiction in any relevant taxing jurisdiction, whether or not such decision was rendered with respect to AXIS Capital, in each case, described in (a)-(d) above occurring after the date of the prospectus supplement relating to the applicable securities.
As used herein, a “relevant taxing jurisdiction” is (a) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (b) any jurisdiction from or through which AXIS Capital or its dividend disbursing agent are making payments on the applicable securities or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (c) any other jurisdiction in which AXIS Capital or a successor corporation is organized or generally subject to taxation on a net income basis or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.
As used herein, “capital adequacy regulations” means the solvency margin, capital adequacy regulations or any other regulatory capital rules applicable to us from time to time on an individual or group basis pursuant to Bermuda law and/or the laws of any other relevant jurisdiction and which set out the requirements to be satisfied by financial instruments to qualify as solvency margin or additional solvency margin or regulatory capital (or any equivalent terminology employed by the then applicable capital adequacy regulations).
As used herein, a “capital disqualification event” has occurred if the applicable securities cease to qualify, in whole or in part (including as a result of any transitional or grandfathering provisions), for purposes of determining our solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of AXIS Capital or any member thereof, where subdivided into tiers, as Tier 1 or Tier 2 capital securities under then-applicable capital adequacy regulations imposed upon us by the Bermuda Monetary Authority (or any successor agency or then-applicable regulatory authority), which includes our individual and group Enhanced Capital Requirements under the Bermuda Monetary Authority’s capital regulations, except as a result of any applicable limitation on the amount of such capital. For the avoidance of doubt, a capital disqualification event shall not be deemed to have occurred so long as the applicable securities qualify as either Tier 1 or Tier 2 capital securities as described above.

Exhibit 4.12
At any time prior to November 7, 2021, if we submit to the holders of our common shares a proposal for an amalgamation or merger or if we submit any proposal for any other matter that requires, as a result of a change in Bermuda law after the date of the prospectus supplement relating to the Series E Preferred Shares, for its validation or effectuation an affirmative vote of the holders of the Series E Preferred Shares at the time outstanding, whether voting as a separate series or together with any other series or class of preference shares as a single class, we will have the option, upon not less than 30 nor more than 60 days prior written notice, to redeem all of the outstanding Series E Preferred Shares for cash at a redemption price of $2,600 per Series E Preferred Share (equivalent to $26 per depositary share), plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends.
Neither holders of depositary shares nor holders of Series E Preferred Shares have the right to require the redemption or repurchase of the Series E Preferred Shares.
See “Description of Depositary Shares—Redemption of Depositary Shares” for information about redemption of the depositary shares relating to the Series E Preferred Shares.
If the Series E Preferred Shares or any depositary shares representing interest in the Series E Preferred Shares are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the depositary shares representing interests in the Series E Preferred Shares to be redeemed within the time period provided above; provided that, if the depositary shares are held in book-entry form through The Depository Trust Company (“DTC”), we may give such notice in any manner permitted by DTC. Each notice of redemption will include a statement setting forth:
•the redemption date;
•the number of Series E Preferred Shares to be redeemed (and the corresponding number of depositary shares) and, if less than all the Series E Preferred Shares held by such holder are to be redeemed, the number of such Series E Preferred Shares to be redeemed from such holder;
•the redemption price or methodology for determining the redemption price; and
•the place or places where holders may surrender certificates evidencing the depositary shares representing interests in the Series E Preferred Shares for payment of the redemption price.
If notice of redemption of any Series E Preferred Shares has been given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of the Series E Preferred Shares so called for redemption, then, from and after the redemption date, dividends will cease to accumulate on such Series E Preferred Shares, such Series E Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such Series E Preferred Shares will terminate, except the right to transfer the Series E Preferred Shares prior to the redemption date and the right to receive the redemption price. See “Description of Depositary Shares” below for information about redemption of the depositary shares relating to our Series E Preferred Shares.
In case of any redemption of only part of the Series E Preferred Shares at the time outstanding, the Series E Preferred Shares to be redeemed shall be selected either pro rata or in such other manner as we may determine to be fair and equitable.
Additional Amounts
We make all payments on the Series E Preferred Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any relevant taxing jurisdiction, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of any relevant taxing jurisdiction or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in any relevant taxing jurisdiction). If a withholding or deduction at source is required we, subject to certain limitations and exceptions described below, pay to the holders of the Series E Preferred Shares such additional amounts (the “additional amounts”) as may be necessary so that every net payment made to such holders, after the withholding or deduction, will not be less than the amount provided for in the Certificate of Designations to be then due and payable. We are not required to pay any additional amounts for or on account of:

Exhibit 4.12
(a) any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that (i) the holder or beneficial owner of the Series E Preferred Shares was a resident, citizen, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Series E Preferred Shares or (ii) the holder presented, where presentation is required, such Series E Preferred Shares for payment more than 30 days after the relevant date (as defined below), except to the extent that the holder would have been entitled to such additional amounts if it had presented such Series E Preferred Shares for payment on any day within that 30-day period. The “relevant date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which the full amount of such moneys has been so received and is available for payment to holders, and notice to that effect shall have been duly given to the holders of the Series E Preferred Shares;
(b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, fee, duty, assessment or other governmental charge;
(c) any tax, fee, duty, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference of or any dividends on the Series E Preferred Shares;
(d) any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or beneficial owner of such Series E Preferred Shares to comply with any reasonable request by us addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, citizenship, residence or identity of the holder or beneficial owner or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;
(e) any withholding or deduction imposed on or in respect of the Series E Preferred Shares pursuant to Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof or intergovernmental agreements in connection therewith, and any agreements entered into pursuant to Section 1471(b)(1) of the Code; or
(f) any combination of items (a), (b), (c), (d) and (e).
In addition, we do not pay additional amounts with respect to any payment on any such Series E Preferred Shares to any holder who is a fiduciary, partnership, limited liability company or other pass-thru entity or a person other than the sole beneficial owner of such Series E Preferred Shares if such payment would be required by the laws of the relevant taxing jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-thru entity or a beneficial owner to the extent such beneficiary, settlor, member or beneficial owner would not have been entitled to such additional amounts had it been the holder of the Series E Preferred Shares.
If there is a substantial probability that we or any successor corporation would be required to pay any additional amounts as a result of a change in tax law, we also have the option to redeem the Series E Preferred Shares. See “—Redemption” above.
Upon the payment of any additional amounts, holders of depositary shares receive a related proportionate payment. See “Description of Depositary Shares—Dividends and Other Distributions.”
Substitution or Variation
In lieu of redemption, at any time following a tax event or at any time following a capital disqualification event, we may, without the consent of any holders of the Series E Preferred Shares, vary the terms of the Series E Preferred Shares such that they remain securities, or exchange the Series E Preferred Shares with new securities, which (i) in the case of a tax event, would eliminate the substantial probability that we or any successor corporation would be required to pay any additional amounts with respect to the Series E Preferred Shares as a result of a change in tax law, and (ii) in the case of a capital disqualification event, for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of AXIS Capital or any member thereof, where subdivided into tiers, qualify as Tier 1 or Tier 2 capital securities under then-applicable

Exhibit 4.12
capital adequacy regulations imposed upon us by the Bermuda Monetary Authority (or any successor agency or then-applicable regulatory authority), which includes our individual and group enhanced capital requirements. In either case, the terms of the varied securities or new securities considered in the aggregate cannot be less favorable to holders than the terms of the Series E Preferred Shares prior to being varied or exchanged; provided that no such variation of terms or securities received in exchange shall change the specified denominations of, any payment of dividend on, the redemption dates (other than any extension of the period during which an optional redemption may not be exercised by the Company) or currency of, the Series E Preferred Shares, reduce the liquidation preference thereof, dividend payable, lower the ranking of the securities, reduce the voting threshold for the issuance of senior stock or change the foregoing list of items that may not be so amended as part of such variation or exchange. Further, no such variation of terms or securities received in exchange shall impair the right of a holder of the securities to institute suit for the payment of any amounts due (as provided under the certificate of designations relating thereto), but unpaid with respect to such holder’s securities.
Prior to any variation or exchange, we are required to receive an opinion of independent legal advisers of recognized standing to the effect that holders and beneficial owners of the depositary shares and the Series E Preferred Shares represented thereby (including as holders and beneficial owners of the varied or exchanged securities) will not recognize income, gain or loss for United States federal income tax purposes as a result of such variation or exchange and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such variation or exchange not occurred.
Any variation or exchange of the Series E Preferred Shares described above will be made after notice is given to the holders of the Series E Preferred Shares not less than 30 nor more than 60 days prior to the date fixed for variation or exchange, as applicable.
Voting Rights
Except as provided below, the holders of the Series E Preferred Shares have no voting rights.
Under Bermuda law, holders of the Series E Preferred Shares are entitled to one vote for each Series E Preferred Share held by them, voting together with all other shares of the Company, on any proposal for the amalgamation or merger of the Company with another entity. Alternatively, to the extent that the relevant amalgamation agreement or merger agreement contains a provision that would constitute a variation of the rights attaching to the Series E Preferred Shares, the holders of the Series E Preferred Shares are entitled to vote separately as a class on the proposal for the amalgamation or merger.
Whenever dividends payable on Series E Preferred Shares have not been declared by the board of directors and paid for an aggregate amount equivalent to six full dividend periods (whether or not consecutive) on all of the Series E Preferred Shares or any class or series of parity stock then outstanding, the holders of the Series E Preferred Shares, together with the holders of each such class or series of parity stock, have the right, voting together as a single class regardless of class or series, to elect two directors of our board of directors. We will use our best efforts to effectuate the election or appointment of these two directors.
Whenever dividends on the Series E Preferred Shares and any parity stock then outstanding have been paid in full, or declared and sufficient funds have been set aside, for at least four dividend periods, the right of holders of the Series E Preferred Shares and any such parity stock to be represented by directors as described in the preceding paragraph will cease (but subject always to the same provision for the vesting of such rights in the case of any future suspension of payments in an amount equivalent to dividends for six full dividend periods whether or not consecutive), and the terms of office of the additional directors elected or appointed to the board of directors will terminate.
At any time when such special voting power has vested in the holders of the Series E Preferred Shares and any parity stock as described in the preceding paragraph, such right may be exercised initially either at a special general meeting of the holders of the Series E Preferred Shares and any such parity stock or at any annual general meeting of shareholders, and thereafter at annual general meetings of shareholders. At any time when such special right has vested, our chairman or president will, upon the written request of the holders of record of at least 10% of the Series E Preferred Shares and any parity stock then outstanding addressed to our secretary, call a special general meeting of the holders of the Series E Preferred Shares and any parity stock for the purpose of electing directors. Such meeting will be held at the earliest practicable date in such place as may be designated pursuant to our bye-laws (or if there be no designation, at our principal office in Bermuda). If such meeting is not called by our proper

Exhibit 4.12
officers within 20 days after our secretary has been personally served with such request, or within 60 days after mailing the same by registered or certified mail addressed to our secretary at our principal office, then the holders of record of at least 10% of the Series E Preferred Shares and any parity stock then outstanding may designate in writing one of their number to call such meeting at our expense, and such meeting may be called by such person so designated upon the notice required for annual general meetings of shareholders and will be held in Bermuda, unless we otherwise designate. Any holder of the Series E Preferred Shares and any parity stock will have access to our register of members for the purpose of causing meetings of shareholders to be called pursuant to these provisions. Notwithstanding the foregoing, no such special meeting will be called during the period within 90 days immediately preceding the date fixed for the next annual general meeting of shareholders.
At any annual or special general meeting at which the holders of the Series E Preferred Shares and any parity stock have the special right to elect directors as described above, the presence, in person or by proxy, of the holders of 50% of the Series E Preferred Shares and any parity stock will be required to constitute a quorum for the election of any director by the holders of the Series E Preferred Shares and any parity stock, voting as a class. At any such meeting or adjournment thereof the absence of a quorum of the Series E Preferred Shares and any parity stock will not prevent the election of directors other than those to be elected by the Series E Preferred Shares and any parity stock, voting as a class, and the absence of a quorum for the election of such other directors will not prevent the election of the directors to be elected by the Series E Preferred Shares and any parity stock, voting as a class.
During any period in which the holders of the Series E Preferred Shares and any parity stock have the right to vote as a class for directors as described above, any vacancies in our board of directors will be filled by vote of a majority of our board of directors pursuant to our bye-laws. During such period, the directors so elected by the holders of the Series E Preferred Shares and any parity stock will continue in office (1) until the next succeeding annual general meeting or until their successors, if any, are elected by such holders and qualify or (2) unless required by applicable law, rule or regulation to continue in office for a longer period, until termination of the right of the holders of the Series E Preferred Shares and any parity stock to vote as a class for directors, if earlier. Immediately upon any termination of the right of the holders of the Series E Preferred Shares and any parity stock to vote as a class for directors as provided herein, the terms of office of the directors then in office so elected by the holders of the Series E Preferred Shares and the parity stock will terminate.
Except as set forth above under “—Substitution or Variation,” without the written consent of the holders of at least 75% of the Series E Preferred Shares at the time issued and outstanding or the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the Series E Preferred Shares at which a quorum (consisting of the presence, in person or by proxy, of the holders of 50% of the Series E Preferred Shares) is present, we may not take any action necessary for effecting or validating any amendment, alteration or repeal of any of the provision of the Memorandum of Association of AXIS Capital, our bye-laws or our certificate of designation in respect of the Series E Preferred Shares that would vary the rights attached to the Series E Preferred Shares or effect any amalgamation that would affect the Series E Preferred Shares unless each Series E Preferred Share (1) shall remain outstanding with no variation in its rights, preference or voting powers of (2) shall be converted into or exchanged for a preference share of the surviving entity having rights, preferences and voting powers identical to that of a Series E Preferred Share. Without the written consent, or the sanction of a resolution passed at a separate meeting, of the holders of at least 67% of the Series E Preferred Shares at the time issued and outstanding, we may not authorize any creation or increase in the issued amount of, any shares of any series or any security convertible into shares of any series ranking prior to the Series E Preferred Shares with respect to payment of dividends and distribution of assets upon our liquidation, dissolution or winding-up of AXIS Capital.
We may create and issue additional series of parity stock and junior stock without the consent of any holder of the Series E Preferred Shares. Holders of the Series E Preferred Shares are not entitled to vote on any sale of all or substantially all of the assets of AXIS Capital.
On any item on which the holders of the Series E Preferred Shares are entitled to vote, such holders are entitled to one vote for each Series E Preferred Share held.
The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series E Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of Series E Preferred Shares to effect such redemption.

Exhibit 4.12
Holders of depositary shares must act through the depositary to exercise any voting rights, as described under “Description of Depositary Shares—Voting the Series E Preferred Shares.”
Conversion
The Series E Preferred Shares are not convertible into or exchangeable for any other securities or property of AXIS Capital.
Limitations on Transfer and Ownership
Holders of the Series E Preferred Shares only have the right to vote in limited circumstances, as set forth above under “—Voting Rights.” Pursuant to a mechanism specified in our bye-laws, the voting rights exercisable by a shareholder may be limited. In any situation in which (1) the “controlled shares” of a United States Person would constitute 9.5% or more of the votes conferred by our issued shares and such United States Person would be generally required to recognize income with respect to us under Section 951(a)(1) of the Code, if we were a controlled foreign corporation as defined in Section 957 of the Code and if the ownership threshold under Section 951(b) of the Code were 9.5% or (2) the shares held by a Direct Foreign Shareholder Group would constitute 9.5% or more of the votes conferred by our issued shares, the voting rights exercisable by a shareholder with respect to such shares will be limited so that no U.S. Person or Direct Foreign Shareholder Group is deemed to hold 9.5% or more of the voting power conferred by our shares. In addition, our board of directors may limit a shareholder’s voting rights where it deems it necessary to do so to avoid adverse tax, legal or regulatory consequences to us, our subsidiaries, any shareholders or their affiliates.
Under these provisions, certain shareholders may have their voting rights limited to less than one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.5% limitation by virtue of their direct share ownership. Our bye-laws also provide that shareholders will be notified of their voting interests prior to any vote to be taken by the shareholders.
Depositary, Transfer Agent and Registrar
The depositary for the Series E Preferred Shares is Computershare Inc. and Computershare Trust Company, N.A. The transfer agent and registrar for the Series E Preferred Shares is Computershare Trust Company, N.A. The principal executive office of the depositary, transfer agent and registrar is located at 150 Royall Street, Suite 101, Canton, Massachusetts 02021.
Depositary Shares
Each depositary share represents a 1/100th interest in a Series E Preferred Share, and is evidenced by depositary receipts. We deposited the underlying Series E Preferred Shares with a depositary pursuant to a deposit agreement among us, Computershare Inc. and Computershare Trust Company, N.A., acting as depositary, and the holders from time to time of the depositary receipts evidencing the depositary shares (the “Deposit Agreement”). Subject to the terms of the Deposit Agreement, each holder of a depositary share is entitled, through the depositary, in proportion to the applicable fraction of a Series E Preferred Share represented by such depositary share, to all the rights and preferences of the Series E Preferred Shares represented thereby (including dividend, voting, redemption and liquidation rights).
As used herein, references to “holders” of depositary shares mean those who own depositary shares registered in their own names on the books that we or the depositary maintain for this purpose. DTC is the only registered holder of the depositary receipts representing the depositary shares. References to “holders” of depositary shares do not include indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through DTC.
Dividends and Other Distributions
Each dividend payable on a depositary share is in an amount equal to 1/100th of the dividend declared and payable on the related Series E Preferred Share.
The depositary distributes any cash dividends or other cash distributions received in respect of the deposited Series E Preferred Shares, including any additional amounts as described under “Series E Preferred Shares—Additional Amounts,” to the record holders of depositary shares relating to the underlying Series E Preferred

Exhibit 4.12
Shares in proportion to the number of depositary shares held by the holders. If we make a distribution other than in cash, the depositary will distribute any property received by it to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.
Record dates for the payment of dividends and other matters relating to the depositary shares are the same as the corresponding record dates for the Series E Preferred Shares.
Redemption of Depositary Shares
If we redeem the Series E Preferred Shares represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series E Preferred Shares held by the depositary. The redemption price per depositary share is expected to be equal to 1/100th of the redemption price per share payable with respect to the Series E Preferred Shares, plus any declared and unpaid dividends.
Whenever we redeem Series E Preferred Shares held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing Series E Preferred Shares so redeemed. If fewer than all of the outstanding depositary shares are redeemed, the depositary will select the depositary shares to be redeemed pro rata or in such other manner as we may determine to be fair and equitable. The depositary will mail notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series E Preferred Shares and a corresponding number of depositary shares.
Voting the Series E Preferred Shares
Because each depositary share represents a 1/100th interest in a Series E Preferred Share, holders of depositary receipts are entitled to 1/100th of a vote per depositary share under those limited circumstances in which holders of the Series E Preferred Shares are entitled to a vote.
When the depositary receives notice of any meeting at which the holders of the Series E Preferred Shares are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares relating to the Series E Preferred Shares. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series E Preferred Shares, may instruct the depositary to vote the amount of the Series E Preferred Shares represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the Series E Preferred Shares represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series E Preferred Shares, it will not vote the amount of the Series E Preferred Shares represented by such depositary shares.
Preemptive and Conversion Rights
The holders of the depositary shares do not have any preemptive or conversion rights.
Depositary, Transfer Agent and Registrar
Computershare, Inc. and Computershare Trust Company, N.A. is the depositary for the depositary shares. Computershare Trust Company, N.A. is the transfer agent and registrar for the depositary shares.
Form of Series E Preferred Shares and Depositary Shares
The depositary shares are issued in book-entry form through DTC, as described in “Book-Entry Procedures and Settlement.” The Series E Preferred Shares are issued in registered form to the depositary.
Listing of Depositary Shares
The depositary shares are listed on the NYSE under the symbol “AXSprE.”

Exhibit 4.12
The Deposit Agreement
Amendment and Termination of the Deposit Agreement
We and the depositary may generally amend the form of depositary receipt evidencing the depositary shares and any provision of the Deposit Agreement at any time without the consent of the holders of depositary shares. However, any amendment that materially and adversely alters the rights of the holders or would materially and adversely inconsistent with the rights granted to the Series E Preferred Shares will not be effective unless such amendment has been approved by holders of depositary shares representing at least a majority of the depositary shares then outstanding.
The Deposit Agreement may be terminated by us or the depositary if:
•all outstanding depositary shares have been redeemed; or
•there has been made a final distribution in respect of the Series E Preferred Shares in connection with our liquidation, dissolution or winding-up, and such distribution has been distributed to the holders of depositary shares.
Fees, Charges and Expenses
We pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements regarding the depositary shares. We also paid all charges of the depositary in connection with the initial deposit of the Series E Preferred Shares and the initial issuance of the depositary shares, and will pay all charges of the depositary in connection with all withdrawals and any redemption of the Series E Preferred Shares. All other transfer and other taxes and governmental charges are at the expense of holders of depositary shares.
Resignation and Removal of Depositary
The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time by providing notice. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depository must, generally, be appointed within 60 days after delivery of the notice of resignation or removal and be a person with a principal office in the United States and having a combined capital and surplus (along with its affiliates) of at least $50 million. If a successor is not appointed within 60 days, the outgoing depositary may petition a court to do so.
Miscellaneous
The depositary is not liable for any delays or failures in performance of its obligations under the Deposit Agreement resulting from acts beyond its reasonable control. The depositary is not obligated to appear in, prosecute or defend any legal proceeding relating to any depositary shares or Series E Preferred Shares unless satisfactory indemnity is furnished.